ECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

SAES Getters S.p.A.
(Translation of Registrant's Name Into English)

Republic of Italy
(Jurisdiction of incorporation or organization)

**Viale Italia, 77
20020 Lainate, Milan
Italy**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

EXHIBIT INDEX

Press Release dated March 20, 2002 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 2, 2002

SAES Getters S.p.A.

by: ____________________
Giuseppe Rolando

For more information, please contact

Giuseppe Rolando
SAES Getters S.p.A.
Group Chief Financial Officer
Tel +39 02 93178 203
Fax +39 02 93178 250
E-mail: giuseppe_rolando@saes-group.com

Gianna La Rana
SAES Getters S.p.A.
Investor Relations Manager
Tel +39 02 93178 273
Fax +39 02 93178 250
E-mail: gianna_la_rana@saes-group.com

For Immediate Release

SAES GETTERS REPORTS THE APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

(March 20, 2002, Milan - Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced that the Board of Directors approved the 2001 consolidated financial statements.

In 2001 consolidated net sales were €160.2 million (€172.6 million in 2000) and consolidated net income was €14.1 million (€27.2 million in the year-ago period).

SAES Getters S.p.A. Shareholders' Ordinary Meeting will be held on April 23, 2002 at first call (and April 24, 2002 at second call) to approve the 2001 consolidated financial statements. Shareholders will also vote on the Board of Directors' proposal to declare a 2001 dividend of €0.25 and €0.2656 for the Ordinary and Savings Shares, respectively.

The Ordinary Shareholders' Meeting is also convened to authorize the Board of Directors to buy-back shares up to a limit of 2 million shares (of any category) and to authorize the proposal of the Audit Committee's compensation.

Furthermore, the Savings Shareholders' Meeting has been already convened on April 19, 2002, April 22, 2002 and April 23, 2002, at first, second and third call, respectively, to appoint the Savings Shares representative for the period 2002-2004.

"After the remarkable growth achieved in 2000, this past year was marked by a significant contraction in some of those markets in which the Group operates: the 2001 results reflect this difficult business environment" said Mr. Paolo della Porta, Chief Executive Officer of the Saes Getters Group. "The Components Aggregate was affected by a downturn in the cathode ray tube and telecommunication industries. Although the year 2001 was the worst year-to-year decline in the semiconductor industry, the Equipment Aggregate grew as a consequence of new factories completion in the first half-year, even if sales were negatively affected in the second half-year. Nevertheless, we continue to focus on research and development and patent property protection, together with the same co-operation effort with our primary customers in order to create future value for the Group", added Mr. Paolo della Porta. "In the first two months of 2002 Components Aggregate sales were stable, excluding those for the telecommunication market, while the sales of capital equipment and services for the semiconductor industry were weaker. Therefore, we are still cautious about short term forecasts".

Components Business

Consolidated revenues of the Components Business decreased by 15.5% to €94.7 million from €112.1 million in 2001.

In particular, sales of the Display Devices Business Area were €55 million compared to €67.7 million in 2001, reflecting a decrease by 18.8%. The drop was due to the slowdown in the CRT market, mainly because of the reduced demand for computer monitors. The reduction was also affected by exceptional sales in 2000, because of unusual stocks piled up by cathode ray tube producers in view of plant relocations and shut-downs, put in place in 2001.

Revenues of the Light Sources Business Area increased by 0.7% net of exchange rate effect, from €21.4 million to €20.6 million in 2001. To be noticed that the growing demand of mercury dispensers for LCD back-lighting was offset by the sales switching to a different mercury dispensing model, with a lower sales price, but also lower production cost.

Revenues from the Electronic Devices & Flat Panels Business Area shrank by 17.5% to €13,9 million, mainly as a result of the slowdown in the telecommunication market and the subsequent decrease in sales of getter assemblies for optical amplifiers.

The sales of the Vacuum Systems & Thermal Insulation Business Area declined by 15.1%, from €6.2 million to €5.3 million in 2000, mainly for the decreased sales of getters pills for metal vacuum bottles.

Gross profit for the Components Business was €49.2 million in 2001, compared to €61.1 million in 2000.

Operating income for the Components Business was €22.1 million in 2001, down from €34.7 million in 2000.

On November 23, 2001 the Company announced a restructuring plan regarding the Components Aggregate and particularly the Display Devices Business Area. The plan foresees the transfer of the production of getters for color Cathode Ray Tubes made by Getters Corporation of America, Inc. ("GCA") in Cleveland, Ohio, to the technologically more advanced site of Saes Getters S.p.A. in Lainate (Italy). The plan will result in a cost reduction and consequent profitability improvement. At the present time the relocation is going on.

Equipment Business

Consolidated revenues of the Equipment Business were €65.2 million in 2001 compared to €60.2 million in the year-ago period, reflecting an increase by 8.4%.

Sales of the Pure Gas Technologies Business Area grew by 6.2% to €32.9 million with respect to €30.9 million in 2000. The increase was primarily a result of greater sales in the first half-year, in connection to the construction completion of new semiconductor factories.

Revenues of the Analytical Technologies Business Area rose by 19,7% to €16 million in 2001, compared to €13.4 million in the correspondent period of 2000. The growth, accounted by the good sales in the first half-year, was also a consequence of the consolidation of Molecular Analytics, Inc., which was included starting from the month of July in the prior year.

Sales of the Facilities Technologies Business Area increased by 3.2% to €16.4 million from €15.9 million in the year-ago period.

Gross profit for the Equipment Business rose from €23 million in 2001 to €25.3 million in 2000.

Operating loss for the Equipment Business in 2001 was €5.2 million, with respect to an operating loss of €1 million in the year-ago period. The increase in operating costs contributed to raise the operating loss, particularly in the second half-year.

On October 23, 2001 the Company announced a reorganization plan in the Equipment Aggregate and particularly in the Analytical Technologies Business Area, aiming at maximizing economical efficiency and technological synergies. Effective December 2001 all activities of Trace Analytical, Menlo Park, California, together with its laboratory in West Palm Beach, Florida, have been moved to Sparks, Maryland, headquarters of Molecular Analytics. The analytical system activities of Saes Pure Gas, San Luis Obispo, California, will be moved there in the second quarter 2002.

Consolidated gross profit was €74.6 million in 2001, compared to €84.2 million in 2000.

Total operating expenses increased to €57.6 million from €50.4 million in 2000, primarily because of increased personnel expenses, as well as of the consolidation of Molecular Analytics, Inc. which was included starting from the month of July, in the prior year.

Consolidated operating income was €17 in 2001 from €33.8 million in the year-ago period. The R.O.S. ratio decreased from 19.6% in 2000 to 10.6% in 2001.

Interest and other financial income, net, increased from €1.2 million in 2000 to €1.7 million in 2001.

Foreign exchange gains, net, were €2.7 million in 2001 compared to €0.9 million in 2000.

The item "Other income", equal to €4.9 million, includes the one-time costs related to the restructuring plans of the Display Devices and Analytical Technologies Business Areas, together with an impairment charge to write-down a portion of the Molecular Analytics, Inc.'s goodwill balance.

Income taxes decreased from €9.8 million in 2000 to €2.3 million in 2001. As a percentage of income before taxes, income taxes decreased from 26.5% in 2000 to 13.9% in 2001. The decrease in the effective tax rate in 2001 was mainly due to an increase in the proportion of profits from the Group's companies subject to lower rates of taxation and, to a lesser extent, to deferred tax assets related to non recurring costs, in addition to tax benefits related to investments in property plant and equipment, for the Italian companies.

The Group's **net financial position** decreased to €46.8 million as of December 31, 2000, from €60.9 million as of December 31, 2000, mainly because of increased investments and dividends.

The Group's **capital expenditures** totaled €23.9 million, as compared to €14.4 million in 2000. In 2001 the Group's capital expenditures were primarily made for the construction of the new Corporate Headquarters building in Lainate (Italy) and for the expansion of the manufacturing facilities in Avezzano (Italy).

January – February 2002

In the first two months of 2002 the Group's consolidated net revenues were €21.1 million, representing a decrease of 31.3% mainly related to the Equipment Aggregate.

In the Components Aggregate, the sales of barium getters for CRTs were practically stable, while the sales of Mercury dispensers for cold cathode and fluorescent lamps increased. The sales of dyers for optical amplifiers shrank. To be noticed that the first two months of 2001 were not yet affected by the slowdown in the telecommunication market.

The Equipment Aggregate sales suffered a strong reduction because of the semiconductor market downturn. The first two months of the year 2001 sales were good in connection with the completion of the construction of new factories.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian Company to be listed on the Nasdaq Stock Market. The Company's ADRs trade under the symbol "SAESY".

For more information, visit the Company's web-site at http://www.saesgetters.com.

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company's ability to introduce new products at planned costs and on planned schedules, the Company's ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

- tables to follow -

Saes Getters S.p.A. and Subsidiaries
Thousands of euro (except %)

Business Area	2001 (Unaudited)	2000	total difference (%)	price qty effect (%)	exchange rate effect (%)
Display Devices	54,951	67,688	-18.8%	-20.4%	1.6%
Light Sources	20,598	21,392	-3.7%	0.7%	-4.4%
Electronic Devices & Flat Panels	13,854	16,802	-17.5%	-17.3%	-0.2%
Vacuum Systems & Thermal Insulation	5,293	6,232	-15.1%	-12.9%	-2.2%
Subtotal Components	**94,696**	**112,114**	**-15.5%**	**-15.3%**	**-0.2%**
Pure Gas Technologies	32,852	30,926	6.2%	4.6%	1.6%
Analytical Technologies	15,981	13,355	19.7%	17.4%	2.3%
Facilities Technologies	16,376	15,871	3.2%	0.4%	2.8%
Subtotal Equipment	**65,209**	**60,152**	**8.4%**	**6.3%**	**2.1%**
Other	264	286	-7.4%	-6.6%	-0.8%
Total Net Sales	**160,169**	**172,552**	**-7.2%**	**-7.9%**	**0.7%**

Index:

Display Devices	Barium getters for cathode ray tubes
Light Sources	Products used in discharge lamps and fluorescent lamps
Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays
Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices
Pure Gas Technologies	Gas purifier systems for semiconductor industry
Analytical Technologies	Trace gas analyzers for semiconductor and other industries
Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry

Saes Getters S.p.A. and Subsidiaries - Consolidated Net Sales by Geographic Location of Customer
Thousands of euro

	2001 (Unaudited)	2000
Italy	2,892	5,433
Other EU	26,636	23,100
Other European countries	2,855	2,540
North America	46,157	49,438
Japan	19,714	25,369
Asia (excluding Japan)	59,417	64,297
Rest of the World	2,498	2,375
Total Net Sales	**160,169**	**172,552**

Saes Getters S.p.A. and Subsidiaries
Thousands of euro

Twelve months ended December 31	**2001** (Unaudited)	**2000**
Total net sales	**160,169**	**172,552**
Cost of sales	85,594	88,356
Gross profit	**74,575**	**84,196**
R & D expenses	12,302	10,561
Selling expenses	23,088	20,155
G&A expenses	22,227	19,637
Total operating expenses	57,617	50,353
Operating income	**16,958**	**33,843**
Interest and other financial income, net	1,653	1,240
Foreign exchange gains (losses), net	2,683	917
Other income (expenses), net	(4,930)	1,082
Income before taxes	**16,364**	**37,082**
Income taxes	2,278	9,841
Net income	**14,086**	**27,241**

Saes Getters S.p.A. and Subsidiaries - Consolidated Income per Share
Euro

	2001 (Unaudited)	2000
Net Income per Ordinary Share	0.5930	1.1529
Net Income per Savings Share	0.6086	1.1682

Saes Getters S.p.A. and Subsidiaries - Consolidated Balance Sheets
Thousands of euro

	Dec 31, 2001 (Unaudited)	Dec 31, 2000
Current assets*	161,685	168,279
Property, plant and equipment, net	67,756	53,332
Intangible assets, net	17,114	21,863
Investments and other financial assets	1,587	1,758
Total Assets	**248,142**	**245,232**
Current liabilities	58,389	61,151
Long-term liabilities	12,293	13,053
Shareholders' equity	177,460	171,028
Total Liabilities and Shareholders' Equity	**248,142**	**245,232**

* Including non-current deferred tax assets

Saes Getters S.p.A. and Subsidiaries - Consolidated Net Financial Position
Thousands of euro

	Dec 31, 2001 (Unaudited)	Dec 31, 2000
Financial assets		
Cash and banks	70,546	77,994
Short term investments	10,457	12,451
Total current assets	**81,003**	**90,445**
Total long term assets	**0**	**0**
Total financial assets	**81,003**	**90,445**
Financial liabilities		
Bank overdraft	30,617	25,422
Current portion of long term debt	914	1,162
Total current liabilities	**31,531**	**26,584**
Long term debt, net of current portion	2,666	2,916
Total long term liabilities	**2,666**	**2,916**
Total financial liabilities	**34,197**	**29,500**
Net financial position	**46,806**	**60,945**